Exhibit (h)(4)

September 18, 2025

Board of Trustees

USCF ETF Trust

1850 Mt. Diablo Blvd, Suite 640

Walnut Creek, California, 94596

Re:      Investment Management Fee Waiver

Dear Members of the Board of Trustees:

In an effort to increase the marketability of each Fund that is a series of the USCF ETF Trust (the “Trust”) and listed in Appendix A (each, a “Fund”), USCF Advisers LLC, the investment adviser (the “Adviser”) to each Fund, proposes to continue to contractually waive a portion of its investment management fee (the “Waiver Agreement”), through October 31, 2026 (the “Waiver Period”), so that each Fund’s total investment management fee is reduced by the applicable amount listed in Appendix A.

This contractual agreement between the Adviser and each Fund can only be amended or terminated by the agreement of the Board of Trustees of the Trust and the Adviser, and will terminate automatically with respect to any Fund in the event of the termination of the investment advisory agreement between the Adviser and such Fund (each, an “Advisory Agreement”). The Adviser cannot unilaterally terminate the Waiver Agreement. Following the Waiver Period, the Adviser, in its sole discretion, may choose to renew or amend this Waiver Agreement. The amount of the investment management fee waived for the Waiver Period shall not be subject to recoupment by the Adviser.

With respect to each Fund, this letter agreement shall be governed by and interpreted and construed in accordance with the governing law provisions set forth in such Fund’s Advisory Agreement.

No term or provision of this letter agreement may be amended, changed, waived, altered or modified except by written instrument executed and delivered by the party against whom such amendment, change, waiver, alteration or modification is to be enforced.

Sincerely yours,

USCF Advisers LLC

By:	/s/ John P. Love
Name: John P. Love
Title: President

Accepted and Agreed
USCF ETF Trust

By:	/s/ John P. Love
Name: John P. Love
Title: President

APPENDIX A

Fund Name	Investment Management Fee Waiver Amount	Investment Management Fee After Waiver

USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund (SDCI)	20 basis points	60 basis points

USCF Sustainable Battery Metals Strategy Fund (ZSB)	20 basis points	59 basis points

USCF Sustainable Commodity Strategy Fund (ZSC)	20 basis points	59 basis points